SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Fiscal Year Ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to
Commission file number 1-5842
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne & Co., Inc.
Global Employee Stock Purchase Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Items 1 and 2. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees of the
BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN:
     We have audited the accompanying statements of financial condition for Bowne & Co., Inc. Global Employee Stock Purchase Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statements of income (loss) and changes in plan equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Global Employee Stock Purchase Plan at December 31, 2005 and 2004 and the results of its operations for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ KPMG LLP
New York, New York
April 17, 2006

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2005	2004
Assets:
Cash	$1,008	$3,426
Contributions receivable from participating companies	16,013	15,664
Investment in Bowne & Co., Inc. Common Stock, at market value — 54,802 shares in 2005 and 50,540 in 2004 (cost — $731,736 in 2005 and $660,830 in 2004)	813,262	821,780
Other investments (Note 2)	19,532	21,900

Plan equity	$849,815	$862,770

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2005	2004	2003
Investment activity:
(Depreciation) appreciation in market value of investments	$(83,180)	$125,878	$88,434
Realized gain (loss) from sales of investments	6,536	12,156	(36,342)
Dividend income	6,071	4,386	3,309

	(70,573)	142,420	55,401

Contributions by:
Employees	125,916	115,701	101,060
Participating companies	74,620	67,414	59,163

Total contributions	200,536	183,115	160,223

Less:
Distributions to participants	142,918	96,806	395,709

Net (loss) income	(12,955)	228,729	(180,085)
Plan equity — beginning of year	862,770	634,041	814,126

Plan equity — end of year	$849,815	$862,770	$634,041

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(1) Description of the Plan
     The following description of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (“GESPP” or the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
   (a) General
     The GESPP was adopted July 1, 1999 and is intended to provide eligible employees who are not residents of the United States with an opportunity to share, as stockholders, in the Company’s progress and success and encourage them to build added financial resources during their careers with the subsidiaries and affiliates of Bowne & Co., Inc. (“Bowne” or, collectively, the “Company”). The Plan allows participants to make deposits from their periodic pay by payroll deductions into an account held with the Plan’s fiduciary that will invest primarily in the Common Stock of Bowne. Employees of participating foreign subsidiaries of the Company are eligible to participate in the Plan upon completion of any probation period required by the subsidiary.
   (b) Contributions
     The participants of the United Kingdom, Germany, Singapore, Hong Kong, France, and Mexico can contribute up to £120, €180, S$340, HK$1,600, €180 and 2,000 pesos per month, respectively. The Plan allows each of the Company’s participating foreign subsidiaries to contribute an amount to the Plan’s fund on behalf of each participant. Each pay period the Company will make a matching contribution equal to fifty percent (50%) of the participant’s basic deposit for that period except in the United Kingdom, where the Company will match 100% not to exceed £60 per month. The matching contribution will be paid to the Plan fund in the same manner and at the same time as the deposits of the participants.
   (c) Investment of Funds
     In accordance with the Plan and the fiduciary contract, all amounts received under the Plan for a participating period are delivered to the fiduciary and will be invested in Bowne Common Stock on or before the 15th day of each month, except in France where French law requires that at least 1/3 of the amounts received from participants are to be invested in French securities and the remaining 2/3 can be invested in Bowne Common Stock. Dividends received by the Plan will be similarly invested, except in the United Kingdom where actual dividends are only invested up to £1,500 per participant, and the excess is paid in cash to the participant. All shares will be purchased in the open market. Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.
   (d) Sales and Distribution of Shares
     A participant who has an account balance may withdraw either stocks and/or the cash equivalent value of all of his or her vested balance. The cash withdrawal will be paid in a single lump-sum payment in the local currency as soon as practicable after a sales date. Sales will occur on the last business day of each month. An election to withdraw less than the total cash equivalent value of all of a participant’s available vested shares is not permitted.
     Generally participants vest in matching shares after five years of service with the Company, or if the participant retires, dies, or becomes disabled. A participant in the United Kingdom however, may not make a withdrawal of matching shares and shares acquired by the reinvestment of dividends until those shares have been credited to his or her account for at least 36 months. In Mexico a participant may not make a withdrawal of any shares until the shares have been credited to his or her account for at least 36 months, and in France, the shares become available after July 1st of the fifth year following the year of acquisition. Forfeited balances may be refunded to the Company or held to reduce future employer contributions.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
   (e) Plan Expenses
     Administrative expenses are paid by the Company.
   (f) Plan Termination
     Although it has not expressed any intent to do so, the Company reserves the right to discontinue contributions at any time and to terminate the Plan subject to the Plan provisions. Upon such termination of the Plan, participants will become 100% vested in their accounts and the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.
(2) Summary of Accounting Policies
   Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions receivable at any year end represent employee deductions and Company contributions for the month of December. The investment in French securities consist of registered money market funds and are classified as other investments in the Statements of Financial Condition as of December 31, 2005 and 2004. All amounts are in U.S. dollars except where noted. Financial statements of international plans are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and a weighted-average exchange rate for each period for investment activity, contributions and distributions.
   Investment Valuation
     The assets of the Plan are recorded at market value. The shares of Bowne Common Stock are measured by the closing price listed by the New York Stock Exchange. The investments in registered money market funds are measured by quoted market prices obtained from national exchanges. Purchases and sales of securities are recorded on a trade-date basis.
     Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.
   Use of Estimates
     The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3) Administration of Plan Assets
     The Plan’s assets, which consist primarily of shares of Bowne Common Stock, are held by the Plan’s Trustee, which also executes the Plan’s transactions. The Trustee invests cash received and makes distributions to participants. The Plan is administered by two third-party companies that specialize in plan administration services, and certain administrative functions are performed by employees or officers of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.
     As of December 31, 2005 and 2004 the number of shares of Bowne Common Stock held in the Plan’s trust and the number of participants were:

	2005	2004
Shares of Bowne Common Stock held in the Plan’s trust fund	54,802	50,540

Number of participants	68	66

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
     Realized gain (loss) from the sale of investments for the three-year period ended December 31, 2005 was comprised as follows:

	Years Ended December 31,
	2005	2004	2003
Investment in Bowne & Co., Inc. Common Stock
Proceeds received from the sale of investments in Bowne & Co., Inc. common stock	$138,203	$88,691	$395,709
Cost of sales of investments in Bowne & Co., Inc. common stock	(131,396)	(76,687)	(432,051)

Realized gain (loss) from the sales of investments in Bowne & Co., Inc. common stock	$6,807	$12,004	$(36,342)

Other investments
Proceeds received from the sale of other investments	$21,601	$23,309	$—
Cost of sales of other investments	(21,872)	(23,157)	—

Realized (loss) gain from the sales of other investments	$(271)	$152	$—

(4) Tax Status
     The GESPP operates for the benefit of the Company’s employees outside the United States and is not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act. The Plan and its related trust are designed to be exempt from direct taxation by any taxing authority, but, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of the stock.
(5) Concentration of Risks and Uncertainties
     The Plan invests in investment securities, primarily Bowne & Co., Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc.
Global Employee Stock Purchase Plan

By:	/s/ C. CODY COLQUITT

C. Cody Colquitt Senior Vice President and Chief Financial Officer
Dated: April 17, 2006